

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 17, 2007

Via U.S. Mail and Fax
Mr. Patrick McCready
Chief Financial Officer
Channell Commercial Corp.
26040 Ynez Road
Temecula, CA 92591

> RE: **Channell Commercial Corporation**
> **Forms 10-K for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007 and**
> **Form 10-Q for the quarters ended September 30, 2007**
> **Filed November 14, 2007**
> **File No. 0-28582**

Dear Mr. McCready:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006
Item 9A Controls and Procedures

1. We note your statement that "[a]s of December 31, 2006, the management of the Company carried out an assessment of the Company's disclosure controls and procedures and concluded that, except as set forth below, they were effective as of the end of the period covered by this report." In light of your material weaknesses, please revise to remove the reference "except as set forth below" and simply state, if correct, that your certifying officers concluded that your disclosure controls and procedures are effective or ineffective. See Item 308(a)(3) of Reg. S-K and Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Note B—Summary of Significant Accounting Policies, page F-8
Impairment of Goodwill and Other Intangible Assets

2. Refer to the second paragraph of the section. We note your disclosures that "[t]o measure the impairment of indefinite-lived intangibles, the Company uses the relief from royalty method in its valuation." Tell us and disclose, in plain English, the nature of the "relief from royalty" valuation methodology. Also, tell us and disclose your impairment policy (measurement and recognition) for indefinite lived intangibles other than goodwill.

Note N—Segment and Geographic Information, page F-26

3. We note that you have aggregated several operating segments into two reportable segments (Americas and International). Advise us in detail how you determined that the operating segments are economically similar and how they met each of the aggregation criteria under the guidance of paragraph 17 of SFAS 131.

Form 10-Q for the Quarterly Period Ended September 30, 2007
7.Commitments and Contingencies, page 10

4. Tell us and disclose the accrued amount for loss contingencies with respect to the contractual dispute with your primary freight provider. Refer to paragraph 9 of SFAS 5.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Andrew Mew, Senior Staff Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director